

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Mr. Charles W. Horsey
President and Chief Executive Officer
'mktg, inc.'
75 Ninth Avenue
New York, New York 10011

> **Re:** **'mktg, inc.'**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 28, 2010**
> **Form 10-K/A for Fiscal Year Ended March 31, 2010**
> **Filed July 27, 2010**
> **File No. 000-20394**

Dear Mr. Horsey:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 14

1. In future filings discuss the sufficiency of your resources to satisfy ongoing cash and near-cash requirements on a long-term basis. See Instruction 5 to Regulation S-K Item 303(a).

Financial Statements

(7) Long-term Debt

(a) Senior Secured Notes, page 33

2. The table at the bottom of page 31 suggests that the Senior Secured Notes contained a compound embedded derivative when issued.   Please clarify your disclosure, in future filings, and tell us whether this is so, as it is not apparent to us which terms of these notes would qualify as a derivative instrument. If applicable, identify the features of the Senior Secured Notes qualify as a compound embedded derivative and explain to us your basis in authoritative accounting literature for bifurcating them.

Form 10-K/A for Fiscal Year Ended March 31, 2010

Item 11. Executive Compensation

Equity Compensation

3. Tell us why Mr. Haughton's May 2009 option award is not reflected in your Summary Compensation table and your Outstanding Equity Awards table. We note that neither of these tables contain the necessary columns in which to report this award.

Outstanding Equity Awards at March 31, 2010

4. Provide the footnote disclosure required by Instruction 2 to Regulation S-K Item 402(p)(2), the vesting dates of shares of stock.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director